

May 15, 2012

<u>Via E-mail</u>
Mr. Hamid R. Moghadam
Co-Chief Executive Officer
Prologis, Inc.
Pier 1, Bay 1
San Francisco, CA 94111

> **Re: Prologis, Inc. and Prologis, L.P.**
> **Form 10-K**
> **Filed February 29, 2012**
> **Form 8-K**
> **Filed February 8, 2012**
> **File Nos. 001-14245 and 001-14245**

Dear Mr. Moghadam:

We have reviewed your above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2011</u>

<u>Capitalization of Costs and Depreciation, page 42</u>

1.   In future filings please include additional analysis of your capitalized expenditures by disclosing amounts capitalized for new development, redevelopment/renovations, tenant allowances and other cap-ex by year. In addition, please provide a narrative discussion of fluctuations from year to year and expectations for the future.

2.   We note from your critical accounting policy on page 42 that soft costs such as salaries and interest costs are capitalized in conjunction with the development and leasing of properties. Please tell us, and disclose in future filings, the amounts of salaries and related costs and other general and administrative costs that are capitalized each year, whether

they relate to development or leasing activities, and what percentage of total salaries and related costs these costs represent. In future filings please provide an analysis of significant fluctuations in capitalized soft costs such as interest, payroll and other G&A costs.

Consolidated Statements of Operations, page 55

3.   Please quantify the amount of rental income that is attributable to reimbursement of your operating costs. If the amount exceeds 10% of total revenues, please disclose separately on the face of the statement of operations in future filings in accordance with Rule 5-03.1 of Regulation S-X.

Consolidated Statements of Cash Flows, page 63

4.   We note that you have included acquisitions of properties and capital expenditures on one line item in the investing section of the cash flow statement. In future filings please present these as separate line items within investing activities due to their significance. For 2011 and 2010 please tell us the amount that was related to acquisition of properties and the amount that was related to capital expenditures.

Form 8-K filed February 8, 2012

5.   We note that you have presented Consolidated Statements of FFO in your Earnings Release and Supplemental Information. Please refrain from presenting non-GAAP financial statements in any future filings, as this may put undue prominence on the non-GAAP financial information. Refer to Question 102.10 of the Non-GAAP Financial Measures C&DI's which can be found at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief